Exhibit 99.1

 Safe-T Appoints T-Mobile’s Chief of Cybersecurity Strategy & Technology and Former Information Security Officer for the Los Angeles County Department of Public Health to its US Advisory Committee

HERZLIYA, Israel, July 1, 2019 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of Secure Access solutions for the hybrid cloud, is pleased to announce the addition of new members to its US Advisory Committee.

The Advisory Committee, formed by Safe-T’s US subsidiary in July 2018, is tasked with investigating privacy and security challenges, providing insight into market trends, supporting the company’s executive teams with strategic guidance and sharing the diverse perspectives and expertise of its members in areas that are key to Safe-T’s business.

About our new advisors:

Dr. Sunil Lingayat, Chief of Cybersecurity Strategy and Technology at T-Mobile, is a cybersecurity thought leader with over 20 years leadership experience in roles ranging from Program Management, Strategy/Marketing, to Chief Engineer and CTO and business unit head with P&L responsibility. At T-Mobile, Dr. Lingayat leads the cybersecurity strategy, architecture, and cybersecurity technology functions. Among his recent projects is the champion and launch of enterprise wide de-perimeterized Zero-trust transformation.

Mr. Richard Greenberg, Certified Information Systems Security Professional (CISSP), is a well-respected leader in the field of Information Security. The former Information Security Officer for the Los Angeles County Department of Public Health, Mr. Greenberg has been a Director of Surveillance and Information Systems, Chief of Security Operations, Director of IT, and Project Manager for various companies and agencies in the private and public sectors.

“The Advisory Committee serves a vital function for Safe-T. Its members provide valuable advice and recommendations, and support our business development, implementation and globalization. Each advisor brings significant experience and contribution to the achievement of our mission” said Safe-T’s CEO, Shachar Daniel. “We are delighted to be joined by Dr. Lingayat and Mr. Greenberg, who further enforce our existing Advisory Committee with additional and relevant expertise and knowledge. We look forward to working together”.

“I am happy to join Safe-T’s Advisory Committee,” says Richard Greenberg. “During my years as a CISO, I was always uncomfortable with having to punch holes in my firewall and store important information in my DMZ1. With Safe-T’s solutions, these problems are avoided. This is a huge gain for customers.”

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

For more information about Safe-T, visit www.safe-t.com

1 DMZ - Demilitarized Zone, also known as a perimeter network

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the contribution of the Advisory Committee to its business development, implementation, globalization and ability to achieve its mission. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110